Exhibit 99.1

Annex B

May 9, 2007

To The Board of Directors of

Dynamic Health Products, Inc.

12399 Belcher Road South

Suite 140

Largo, Florida 33773

Re: A fairness opinion, from a financial point of view, of the consideration to be paid to the shareholders of Dynamic Health Products, Inc. in its merger with Geopharma, Inc., as described herein.

Gentlemen:

We understand that Dynamic Health Products, Inc. (“Dynamic”) and Geopharma, Inc. (“Geopharma”) propose to enter into an agreed transaction whereby Dynamic will merge with Geopharma (the “Transaction”). We understand that pursuant to the Transaction, Geopharma will make an exchange offer (the “Offer”) for all outstanding shares of Dynamic pursuant to which tendering Dynamic shareholders will receive in exchange for each outstanding Dynamic common share, 0.1428 shares of common stock of Geopharma.

You have asked us for our opinion as to whether the consideration to be received by the holders of common stock of Dynamic in the Offer is fair from a financial point of view to such holders.

For purposes of the opinion set forth herein, we have:

i) reviewed certain publicly available financial statements and other information of Dynamic and Geopharma;

ii) reviewed certain internal financial statements and other financial and operating data concerning Dynamic prepared by the management of Dynamic;

iii) reviewed certain financial projections prepared by the managements of Dynamic and Geopharma and discussed the past and current operations and financial condition and the prospects of Dynamic and Geopharma with senior executives of each company;

iv) reviewed the reported prices and trading activity for the common stock of Dynamic and of Geopharma;

v) compared the financial performance of each of Dynamic and Geopharma and the prices and trading activity of Dynamic and Geopharma common stock to that of certain other peer-group publicly-traded companies and their securities;

vi) reviewed the financial terms, to the extent publicly available, of certain comparable or similar transactions;

vii) discussed with Dynamic and Geopharma management their assessment of the benefits which they believe can be realized from this transaction;

viii) participated in discussions and negotiations among representatives of Dynamic and Geopharma and their legal advisors;

ix) reviewed the proposed Merger Agreement; and

x) reviewed such other information, performed such other analysis, and considered such other factors as we have deemed appropriate.

We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purpose of this opinion. With respect to the financial projections, including in relation to strategic, financial, and operational benefits expected to be realized from the Transaction, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of each of Dynamic and Geopharma.

We are not legal, tax or regulatory advisors; we are financial advisors only. We have not made any independent valuation or appraisal of the assets or liabilities of Dynamic or Geopharma, nor have we been furnished with any such appraisals. In addition, we have assumed that the Transaction will be consummated in accordance with the terms set forth in the Agreement, and that in connection with the receipt of all necessary antitrust and regulatory approvals for the Transaction, no restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived from the Transaction. Our opinion is based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof, may affect this opinion and the assumptions used in preparing it, and we do not assume any obligations to update, revise or reaffirm this opinion.

We have acted as advisor to the Board of Directors of Dynamic in connection with this Transaction, and will receive a fee for our services; however, our fee is not conditioned upon consummation of the Transaction. In the past, Spartan Securities Group, Ltd has provided services to Geopharma, and we have received fees for these services. We may also seek to provide services to Dynamic and Geopharma in the future and will receive fees for these services. In the ordinary course of our trading, market-making, and brokerage activities, Spartan Securities Group, Ltd and its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in the securities of Dynamic or Geopharma.

It is understood that this letter is for the information of the Board of Directors and Management of Dynamic and may not be used for any other purpose without our prior written consent. It is not addressed to and may not be relied upon by any third party other than Dynamic. Except as required by applicable law or as is customarily disclosed in proxy filings with the U.S. Securities & Exchange Commission, this opinion may not be referred to, communicated or disclosed without our prior written consent.

This opinion expresses no opinion or recommendation as to how Dynamic shareholders should vote at any shareholders’ meeting to be held in connection with the Transaction nor as to whether they should accept the Offer. In addition, this opinion does not in any manner address the prices at which Geopharma’s shares will trade following the consummation of the Transaction.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of the common stock of Dynamic in the Offer is fair from a financial point of view to such holders as a whole.

Very truly yours,

SPARTAN SECURITIES GROUP, LTD.

By:	/s/ Micah J. Eldred
Micah J. Eldred
Chief Executive Officer